UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to
Commission file number 1-6948

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SPX
Retirement Savings and Stock Ownership Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Technologies, Inc.
6325 Ardrey Kell Road, Suite 400
Charlotte, North Carolina 28277

Contents
Report of Independent Registered Public Accounting Firm	1-2
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-10
Schedule of Assets Held at End of Year	Schedule 1

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
SPX Retirement Savings
and Stock Ownership Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of SPX Retirement Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2022 and 2021, and the changes in its net assets for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

1

information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2002.

/s/ Plante & Moran, PLLC

Clinton Township, Michigan
June 9, 2023

2

SPX Retirement Savings and
Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
Assets
Participant-directed investments, at fair value:
Money market and cash investments	$2,801,515	$2,473,559
Mutual funds	178,803,983	231,177,477
Common stock - SPX Technologies, Inc. or SPX Corporation stock	96,456,302	92,456,881
Common collective trust funds	408,934,293	564,046,649
Total participant-directed investments	686,996,093	890,154,566
Participant notes receivable	6,013,327	8,534,279
Contributions receivable	25,897	30,503
Net assets available for benefits	$693,035,317	$898,719,348

The accompanying notes are an integral part of these statements.

3

SPX Retirement Savings and
Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

Additions (Reductions)
Net realized and unrealized losses on investments	$(145,363,174)
Interest and dividends	8,386,647
Interest on participant notes receivable	417,224
Contributions:
Employer	8,109,499
Participants	14,999,973
Rollovers	3,181,174
Total contributions	26,290,646
Total additions (reductions)	(110,268,657)
Deductions
Distributions to participants or beneficiaries	(95,270,834)
Administrative expenses	(485,668)
Total deductions	(95,756,502)
Net decrease prior to transfers	(206,025,159)
Net transfers from other plans - Note 5	341,128
Total net decrease	(205,684,031)
Net assets available for benefits
Beginning of year	898,719,348

End of year	$693,035,317

The accompanying notes are an integral part of this statement.

4

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Description of the Plan
As of August 15, 2022, SPX Technologies, Inc. (“SPX,” the “Employer,” or the “Company”) is the successor registrant pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended, to SPX Corporation (“Legacy SPX”) as a result of the completion on August 15, 2022 of a holding company reorganization (the “Holding Company Reorganization”) effected as a merger of Legacy SPX with and into SPX Merger, LLC, a subsidiary of the Company. Each share of Legacy SPX’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the consummation of the Holding Company Reorganization was automatically converted into an equivalent corresponding share of the Company’s common stock having the same designations, rights, powers and preferences and the qualifications, limitations and restrictions as the corresponding share of Legacy SPX common stock being converted. Accordingly, upon consummation of the Holding Company Reorganization, Legacy SPX stockholders became stockholders of the Company. As a result of this Holding Company Reorganization, the plan name was changed from the SPX Corporation Retirement Savings and Stock Ownership Plan to the SPX Retirement Savings and Stock Ownership Plan (the “Plan”).
The following description of the Plan, as amended and restated effective January 1, 2023, provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
General - The Plan is a defined contribution plan that benefits employees of the Company who have met eligibility requirements. The Plan sponsor, SPX Enterprises, LLC, is a direct subsidiary of SPX.
Contributions - Participants can elect to defer a portion of their compensation as pre-tax contributions or contributions to a Roth individual retirement arrangement (“Roth”) in the Plan, up to the maximum allowed under the Plan and the Internal Revenue Code (“Code”).
As outlined in the Plan document, employer contributions are dependent upon the business unit or division of the Company where the participant is employed. In general, for participants other than those related to certain plans that have been previously merged into the Plan, the Company makes matching contributions equal to 100 percent of the participant’s pre-tax and Roth contributions up to the first 4 percent of compensation deferred and 50 percent of the participant’s pre-tax and Roth contributions in excess of 4 percent of compensation deferred up to a maximum of 6 percent of compensation deferred. These employer contributions are in the form of SPX Technologies, Inc. common stock, are immediately vested and can be transferred at any time, subject to certain trading restrictions.

5

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Description of the Plan (Continued)
Employer contributions for participants related to certain plans that have been previously merged into the Plan are determined based on the respective collective bargaining agreements.
Participant Accounts - Each participant’s account is credited with the participant’s contributions, the Employer’s contributions, if any, and an allocation of Plan earnings.
Allocation of Plan earnings to participant accounts is based on the participant’s proportionate share of funds in each of the investment accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participants elect to invest their account balances and contributions among various investment options selected by the SPX Retirement and Welfare Plan Administrative Committee (the “Committee”), including an option to invest in SPX Technologies, Inc. common stock.
Vesting - Participants in the Plan are at all times 100 percent vested in their contributions and earnings thereon. Vesting in employer contributions is dependent upon the business unit or division of the Company where the participant is employed. In general, participants are 100 percent vested in employer contributions; however, there are certain employer contributions that vest over a five to six-year period. Any forfeitures may be used to pay expenses of the Plan or reduce the employer contributions in the year the forfeitures occur or in future years.
Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution or monthly or yearly payments equal to the value of their account. Terminated participants with account balances in excess of $1,000 can also elect to wait until retirement age to receive benefits. A participant who experiences a financial hardship is eligible to receive a distribution from their plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan. All withdrawal payments are made by Fidelity Management Trust Company (the “Trustee” or “Fidelity”).
Employer Securities - Investment in SPX Technologies, Inc. stock transferred to participants’ accounts by reason of the merger of the SPX Stock Ownership Plan on January 1, 1994 and stock allocated to participants’ accounts by reason of matching contributions as discussed above can be redirected to other investment options, subject to certain trading restrictions. Refer above for further discussion regarding the transfer of stock resulting from the Holding Company Reorganization.

6

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 1 - Description of the Plan (Continued)
Participant Notes Receivable - A participant can borrow from the Plan an amount not to exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. The term of the participant note receivable may not exceed five years unless the participant note receivable is used in the purchase of a primary residence, in which case the term may be up to 15 years.
Participant notes receivable are collateralized by the balance in the participant’s account and bear interest at market rates as outlined in the Plan document. Principal and interest are paid ratably through payroll deductions. Other participant note receivable provisions are outlined in the Plan document.
Voting Rights - Each participant is entitled to exercise voting rights attributable to the shares allocated to their account. The Trustee is required to vote shares of common stock that have been allocated to participants, but for which the Trustee received no voting instructions, in the same manner and in the same proportion as the shares for which the Trustee received timely voting instructions.
Administration - SPX Enterprises, LLC is the sponsor of the Plan. The Committee, as provided in the Plan document, is the plan administrator. The Trustee also functions as the investment manager.
Investment management fees and trustee fees are paid by the Plan in accordance with the Plan document.
Party-in-interest Transactions - Certain plan assets are in investment funds managed by Fidelity or its affiliates. Fidelity is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined under ERISA guidelines. For the year ended December 31, 2022, transactions involving SPX Technologies, Inc. common stock included sales of approximately $12,000,000.
Termination - Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants become fully vested in their account balances.
Note 2 - Summary of Significant Accounting Policies
Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

7

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies (Continued)
Investments - The Plan’s investments are stated at fair value. Common collective trust fund investments are valued at net asset value per share (“NAV”), which is based on the fair value of the underlying assets. There are no unfunded commitments or other redemption notice requirements related to these investments. All other investments are valued based on quoted market prices. See Note 4 for additional information. Dividend income is accrued on the ex-dividend date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Benefit Payments - Distributions to participants are recorded when paid.
Income Tax Status - The Plan constitutes a qualified plan under Sections 401(a) and 401(k) of the Code and the related trust is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its determination letter dated May 3, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended subsequently, the plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The plan administrator believes the Plan is no longer subject to tax examinations for years prior to 2019.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

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SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2022 and 2021

Note 3 - Reconciliation of Financial Statements to Form 5500 (Annual Return/Report of Employee Benefit Plan)
The net assets on the financial statements differ from the net assets on Form 5500 due to common collective trust funds being recorded at NAV on the financial statements and at fair value on Form 5500. The net assets on the financial statements were higher than Form 5500 by $5,735,235 at December 31, 2022 and lower than Form 5500 by $626,018 at December 31, 2021. Accordingly, the net increase in the net assets available for benefits on the financial statements is $6,361,253 higher than as reported on Form 5500 for the year ended December 31, 2022.

Note 4 - Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.
The Plan utilizes market data or assumptions that it believes market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable quoted prices in active markets for identical assets or liabilities (“Level 1”), significant other observable inputs (“Level 2”) or significant unobservable inputs (“Level 3”). The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. In instances where inputs used to measure fair value fall into different levels in the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest input that is significant to the valuation.

9

SPX Retirement Savings and
Stock Ownership Plan

Notes to Financial Statements
December 31, 2022 and 2021

Assets measured at fair value are as follows:

	Assets Measured at Fair Value at December 31, 2022
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$178,803,983	$178,803,983	—	—
Common stock - SPX Technologies, Inc. stock	96,456,302	96,456,302	—	—
Money market and cash investments	2,801,515	2,801,515	—	—
Total assets in the fair value hierarchy	$278,061,800	$278,061,800	—	—

Investments measured at net asset value per share:
Common collective trust funds	408,934,293
Total investments at fair value	$686,996,093

	Assets Measured at Fair Value at December 31, 2021
	Investments (at fair value)	Level 1	Level 2	Level 3
Mutual funds	$231,177,477	$231,177,477	—	—
Common stock - SPX Corporation stock	92,456,881	92,456,881	—	—
Money market and cash investments	2,473,559	2,473,559	—	—
Total assets in the fair value hierarchy	$326,107,917	$326,107,917	—	—

Investments measured at net asset value per share:
Common collective trust funds	564,046,649
Total investments at fair value	$890,154,566

Note 5 - Net Transfers from other plans
On January 1, 2022, the participants of the Sealite USA Retirement Plan (the “Sealite Plan”) were merged into the Plan, resulting in the transfer of assets of $341,128. After the merger of the Sealite Plan into the Plan, and related transfer of accounts to the trustee/recordkeeper of the Plan, participants and beneficiaries in such merged plans shall participate in the Plan under its terms and conditions.

Note 6 - Subsequent Event
Effective January 1, 2023, the Plan was amended to merge the Cincinnati Fan & Ventilator, Inc. Retirement Plan (the “Cincinnati Fan Plan”) into the Plan. The related participants and plan assets, of approximately $13,600,000, of the Cincinnati Fan Plan were transferred to the Plan effective January 2023.

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Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-1016240, Plan 005
December 31, 2022

Identity of Issuer	Description	Cost	Current Value
	Mutual funds:
Fidelity	Fidelity U.S. Bond Index Fund	*	$10,949,399
Fidelity	Fidelity 500 Index Fund	*	64,232,831
Fidelity	Fidelity Extended Market Index Fund	*	6,993,502
Fidelity	Fidelity International Index Fund	*	3,379,369
Fidelity	Fidelity International Discovery K6 Fund	*	17,420,122
Fidelity	DFA U.S. Targeted Value Portfolio Institutional Class	*	34,515,137
Fidelity	American Beacon Large Cap Value Fund R5 Class	*	28,663,951
Fidelity	PIMCO Total Return Fund Institutional Class	*	12,649,671
Fidelity	Fidelity Mid-Cap Stock Fund	*	1

Fidelity	Common stock - SPX Technologies, Inc. stock	*	96,456,302

	Common collective trust funds:
Fidelity	Fidelity Managed Income Portfolio II Class 3	*	82,695,702
Fidelity	Fidelity Growth Company Commingled Pool	*	129,485,729
Fidelity	Fidelity Freedom Index Income Commingled Pool Class T	*	1,890,967
Fidelity	Fidelity Freedom Index 2005 Commingled Pool Class T	*	1,991,723
Fidelity	Fidelity Freedom Index 2010 Commingled Pool Class T	*	3,262,913
Fidelity	Fidelity Freedom Index 2015 Commingled Pool Class T	*	5,768,314
Fidelity	Fidelity Freedom Index 2020 Commingled Pool Class T	*	20,464,441
Fidelity	Fidelity Freedom Index 2025 Commingled Pool Class T	*	36,011,173
Fidelity	Fidelity Freedom Index 2030 Commingled Pool Class T	*	35,866,295
Fidelity	Fidelity Freedom Index 2035 Commingled Pool Class T	*	25,318,326
Fidelity	Fidelity Freedom Index 2040 Commingled Pool Class T	*	19,016,319
Fidelity	Fidelity Freedom Index 2045 Commingled Pool Class T	*	11,623,838
Fidelity	Fidelity Freedom Index 2050 Commingled Pool Class T	*	8,323,066
Fidelity	Fidelity Freedom Index 2055 Commingled Pool Class T	*	4,748,066
Fidelity	Fidelity Freedom Index 2060 Commingled Pool Class T	*	1,964,719
Fidelity	Fidelity Freedom Index 2065 Commingled Pool Class T	*	2,088,253
Fidelity	William Blair Small-Mid Cap Growth CIT	*	18,414,449

Fidelity	Money market and cash investments	*	2,801,515

Participants	Participant notes receivable bearing interest at rates from 4.25 percent to 7.25 percent	-	6,013,327
	Total net investments		$693,009,420

________________________
* Cost information not required

Schedule 1

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX RETIREMENT SAVINGS AND
STOCK OWNERSHIP PLAN

		By:	SPX Retirement and Welfare Plan Administrative Committee

Date:	June 9, 2023	By:	/s/ Wayne M. McLaren
Wayne M. McLaren
Vice President, Chief Accounting Officer and Corporate Controller, SPX Technologies, Inc., and Member of the SPX Retirement and Welfare Plan Administrative Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of Plante & Moran, PLLC